SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes        No  X
                                      ----      ----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          N/A
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Description of document filed:  AMVESCAP PLC Announces New AIM and INVESCO
                                Divisions

[AMVESCAP LOGO]                                                    Press Release


              AMVESCAP PLC Announces New AIM and INVESCO Divisions


London - October 30, 2002 - AMVESCAP PLC is today holding a conference for analysts in London which will review our business. At the conference, AMVESCAP will be announcing its intent to realign several businesses into two new divisions under its AIM and INVESCO brands. Mark H. Williamson will become chief executive officer of the AIM division, and John D. Rogers will become chief executive officer of the INVESCO division. The realignment will become effective on January 1, 2003.

The AIM division will include the AIM Funds businesses in the United States and the AIM-Trimark business in Canada. Bob Graham, vice-chairman of AMVESCAP, will also become chairman of the AIM division. The INVESCO division will include INVESCO Funds Group, INVESCO Institutional, and INVESCO Global. Michael Benson, vice-chairman of AMVESCAP, will also become chairman of the INVESCO division.

"This realignment is a natural evolution for our business," says Charles W. Brady, Executive Chairman. "By pulling together our like-branded businesses, we can simplify our company for clients and intermediaries, and gain additional marketing leverage and synergies for AIM and INVESCO."

"Mark Williamson and John Rogers both have outstanding records of leadership in our business," added Mr. Brady. "I look forward to working closely with them as they grow the strength of our AIM and INVESCO brands."


                                     (more)

As part of this process, the Managed Products, Institutional, and Global divisions will be dissolved. Additionally, the INVESCO Retirement division will be renamed AMVESCAP Retirement to reflect its mission of providing state-of-the-art recordkeeping and administrative services to the defined contribution marketplace, offering both AIM and INVESCO products as part of its investment choices. The Atlantic Trust Private Wealth Management division remains unchanged.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in more than 100 countries. The Company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ."

The presentation materials from the analysts' conference can be found on the AMVESCAP Web site at www.amvescap.com.

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For further information, contact:
Doug Kidd, AMVESCAP,
Phone:   (44) 207-454-3942


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                                  SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 30th OCTOBER 2002                 By  /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary